October 28, 2009

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	RadiSys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 6, 2009
Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-26844

Dear Ms. Collins:

This letter sets forth the response of RadiSys Corporation (the “Company”) to the Staff’s comments to the above-referenced filing received by letter dated October 15, 2009 (the “Comment Letter”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

Because of our dependence and our contract manufacturers’ dependence on a few suppliers …, page 15

1.	In response to prior comments 1 and 20, you state that you do not have a direct contractual relationship with Intel for the supply of some microprocessors and other components. We note your disclosure on pages 8 and 15 that you “currently rely solely on Intel for the supply of some microprocessors and other components.” In future filings, please consider clarifying that you obtain the supply of Intel microprocessors from a variety of resellers, integrators, component manufacturers, and contract manufacturers.

Response

In future filings, we will include a more detailed explanation clarifying that we obtain the supply of Intel microprocessors from a variety of resellers, integrators, component manufacturers and contract manufacturers.

RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

Fax: (503) 615-1150

www.radisys.com

Item 15. Exhibits

2.	Please provide a more detailed analysis to support your conclusion that you are not substantially dependent upon Foxconn and Jabil in response to prior comment 20. Explain the extent of the difficulty and expense you incurred in migrating your services in 2006 and 2009. Further, tell us your assessment of the time and expense that would be involved in replacing Foxconn and Jabil and why you believe this supports your analysis that you are not substantially dependent upon the agreements with these suppliers.

Response

When considering whether our business is substantially dependent on Foxconn or Jabil, the primary concern would be the potential harm transitioning from one contract manufacturer to another could cause to the relationships with our customers. Through our transition in 2006 we did not lose any customers or suffer any discernible reduction in orders nor have we experienced any disruption to customers or reduction in orders associated with our current manufacturing transition efforts. With regards to the direct and immediate impact to our results of operations, we anticipate that we will incur total expenditures of approximately $1.5 million as a result of our most recent transition. This represents less then half a percent of our total revenue for fiscal 2008. Direct costs associated with our transition in 2006 were not tracked separately and an accurate calculation of these costs would not be easily quantifiable. We estimate that the costs associated with that transition were not significantly different from our most recent transition. Expenditures associated with such a transfer include, among other things, costs for additional testing equipment, prototypes, travel and temporary resources to help manage the transition process and based on our prior experience, we believe 6 months is the amount of time that would be required for us to change contract manufacturers on an unplanned basis.

We recognize that a transition from one of our contract manufacturers would cause disruptions and delays, and for this reason we have included appropriate disclosure within our risk factors. In assessing the time and expense that would be associated with replacing either Foxconn or Jabil there are many different variables that would impact this. If we were required to replace either contract manufacturer, we would likely leverage our existing relationship with the other contract manufacturer and transition a large portion of our product, at least on an interim basis, to the other. With a solid working relationship established with both manufacturers such a transition would require even less work than the aforementioned transitions. We are confident that, based on the size and skill level of both manufacturers, they could quickly manage the required additional workload.

We believe that the disruptions to business caused by our current and prior supply chain modifications with regards to our contract manufacturers are not material to our business as a whole, and this provides support that we are not substantially dependent upon any one agreement with either Foxconn or Jabil. Therefore, while our relationships with Foxconn and Jabil are important, we do not believe that these agreements are within the scope of Item 601(b)(10)(ii)(B) of Regulation S-K such that they are required to be filed as an exhibit.

Form 10-Q for the Quarter Ended March 31, 2009

Note 11. Income Taxes, page 14

3.	We note your response to prior comment 8 and your discussion of the factors that contributed to the reduction in the Company’s U.S. pretax book income and taxable income projections used in your April 2009 deferred tax valuation analysis. Your response indicates that in the first quarter of fiscal 2009, the Company began to see the effects of the lagging economy in your Traditional Communications Networking Products and your Commercial Business Unit also experienced significant declines in revenue and gross margins. While we note that revenues from the Communications Networking and Commercial Systems segments declined approximately 12% and 21%, respectively in the first quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008, it appears that the decline in revenues began in the fourth quarter of fiscal 2008 when the revenues from these segments decreased approximately 10% and 11%, respectively from that of the third quarter of fiscal 2008. Please explain further how the projections used in your January 2009 analysis were impacted by these trends or alternatively tell us whey they were not factored into your analysis.

Response

While we respectfully recognize the Staff’s comment concerning a decline in product market revenue, Paragraph 21 of SFAS 109 requires an analysis of U.S. taxable income when assessing the potential future realization of deferred tax assets. As noted in the supplemental materials provided to the Staff, as of January 2009, we continued to project positive taxable income in the U.S. for fiscal 2009 notwithstanding the quarterly decline in worldwide revenue cited by the Staff.

In January 2009, we had experienced a decline in worldwide quarterly revenue for the fourth quarter of 2008 compared to the third quarter of 2008 as noted by the Staff. In developing our internal projections for fiscal 2009, we considered the effect of the global economic downturn, and, based on our experience in the U.S. in the fourth quarter of 2008 and on our continued forecasted revenues from customers, we believed at that time that we could counteract the anticipated declines in revenue with appropriate cost reduction and other measures that would result in positive U.S. taxable income for the year in the amount shown in the internal projections.

During the first quarter of 2009, we experienced an unpredicted shift in the mix of revenue from our U.S. jurisdiction to non-U.S. jurisdictions. This shift in the mix of revenue was further magnified by a decline in forecasted revenue, which was not anticipated at January 2009. As a result of the shift in the mix of revenue and our inability to reduce costs at the same pace as declining U.S. revenues, we revised our internal projections and concluded in April 2009 that we would likely have a taxable loss in the U.S. for the full fiscal year. The change from a projected taxable income position to a taxable loss position in the U.S. was a significant shift in the balance of both positive and negative evidence when considering the realizability of our U.S. net deferred tax assets.

As noted above, these factors were not present in January 2009 and at that time our projected taxable income was considered positive evidence, which led us to the conclusion that no valuation allowance would be necessary or appropriate under SFAS 109 at that time.

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Please feel free to contact the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian Bronson

Brian Bronson

Chief Financial Officer

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